Exhibit 99.1

707 CAYMAN HOLDINGS LIMITED

AND SUBSIDIARIES

Announces Unaudited Financial Results For the Six Months Ended March 31, 2026

PRELIMINARY NOTE

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited consolidated and combined financial statements and related notes that appear on Form 20-F, as filed on January 16, 2026. In addition to historical consolidated and combined financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this report. All amounts included herein with respect to the six months ended March 31, 2025 and 2026 (“Interim Financial Statements”) are derived from our unaudited condensed consolidated and combined financial statements for the six months ended March 31, 2025 and 2026 included elsewhere in this report. These Interim Financial Statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles, or US GAAP.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

We have completed the following transactions during the six months ended March 31, 2026, as follows:

Offering

On November 20, 2025, we entered into an Equity Purchase with Hudson Global Ventures, LLC (the “Investor”) pursuant to which we will have the right, but not the obligation to sell to the Investor, and the Investor will have the obligation to purchase up to US$18,000,000 worth of our ordinary shares (the “Put Shares”) at a sole discretion over the next 24 months, subject to certain conditions precedent and other limitations. Concurrently with the execution of the Equity Purchase Agreement, we agreed to issue 3,127 commitment shares to the Investor as part of the consideration. This offering was completed on March 4, 2026 and the net proceeds of $4,415,490 from the offering were received.

Share Redesignation

On December 18, 2025, we approved a share redesignation to reclassify the authorized share capital from US$500,000 divided into 500,000,000 shares of a nominal or par value of US$0.001 each to US$500,000 divided into 500,000,000 ordinary shares at a par value of US$0.001 each, comprising (i) 400,000,000 class A ordinary shares at a par value of US$0.001 each and (ii) 100,000,000 class B ordinary shares at a par value of US$0.001 each. Every holder of shares in the Company shall have one (1) vote for each Class A Ordinary Share of which he is the holder and twenty-five (25) votes for each Class B Ordinary Share of which he is the holder.

Reverse Splits

On March 4, 2026, our board of directors approved that the authorized, issued, and outstanding ordinary shares of the Company be consolidated on a 20 for 1 ratio. This reverse split became effective on April 13, 2026.

On June 6, 2026, our board of directors approved that the authorized, issued, and outstanding ordinary shares of the Company be consolidated on a 12 for 1 ratio. This reverse split became effective on July 14, 2026.

Increase in Authorized Capital

On August 5, 2026, our board of directors approved that our authorized share capital increased from US$500,000 divided into 2,083,333 shares at par value of US$0.24 per share comprising (a) 1,666,667 Class A ordinary shares at a par value and (b) 416,666 Class B ordinary shares at par value to US$12,000,000 divided into (a) 45,000,000 Class A ordinary shares at a par value of US$0.24 per share and (b) 5,000,000 Class B ordinary shares at par value of US$0.24 per share.

Six Months Ended March 31, 2025 Compared to Six Months Ended March 31, 2026

The following table shows key components of our results of operations during the six months ended March 31, 2025 and 2026.

	2025	2026	2026	Variance (+/-)
	HK$	HK$	US$	HK$	%
Revenue from third parties	44,113,766	34,108,979	4,350,635	-10,004,787	-22.68
Revenue from related parties	762,756	652,405	83,215	-110,351	-14.47
	44,876,522	34,761,384	4,433,850	-10,115,138	-22.54
Cost of revenue	(33,248,621)	(33,248,254)	(4,240,849)	367	0.00
Gross profit	11,627,901	1,513,130	193,001	-10,114,771	-86.99

Operating expenses:
Sales and distribution expenses	(58,754)	(2,664,400)	(339,847)	2,605,646	4,434.84
Share-based compensation, marketing	-	(65,915,850)	(8,407,634)	65,915,850	100
Personnel and benefits costs	(3,405,500)	(3,884,124)	(495,424)	478,624	14.05
General and administrative expenses	(3,823,370)	(5,969,543)	(761,421)	2,146,173	56.13
Total operating expenses	(7,287,624)	(78,433,917)	(10,004,326)	71,146,293	976.26

Income (loss) from operations	4,340,277	(76,920,787)	(9,811,325)	-81,261,064	-1,872.26

Other (expense) income:
Interest income	766	435,970	55,608	435,204	56,815.14
Interest expense	(157,753)	(119,483)	(15,240)	-38,270	-24.26
Gain on lease modification	-	218,223	27,835	-218,223	100
Total other (expenses) incomes, net	(156,987)	534,710	68,203	-691,697	-440.61

Income (loss) before income taxes	4,183,290	(76,386,077)	(9,743,122)	-80,569,367	-1,925.98

Income tax expense	(671,009)	-	-	671,009	-100

NET INCOME (LOSS)	3,512,281	(76,386,077)	(9,743,122)	-79,898,358	-2,274.83

Revenue

For the six months ended March 31, 2026, our revenue decreased by approximately HK$10.12 million or 22.54% to HK$34.76 million (US$4.43 million), as compared to approximately HK$44.88 million for the six months ended March 31, 2025. The decline was primarily attributable to a reduction in sales order volumes, relfecting weaker consumer demand in major economies amid global political instability.

Our revenues were generated by the sales of products, sourcing service and logistic service. The following table sets forth the breakdown of our revenue by business operation.

	2025		2026	2026
	HK$	% of total revenue	HK$	US$	% of total revenue
Product sales	43,698,920	97.38%	32,380,872	4,130,213	93.15%
Product sales (self-branded)	2,574	0.00%	-	-	0.00%
Sourcing service	169,472	0.38%	1,381,493	176,211	3.97%
Logistic service	1,005,556	2.24%	999,019	127,426	2.88%
Total revenue	44,876,522	100.00%	34,761,384	4,433,850	100.00%

Our revenues were mainly generated from the product sales for the six months ended March 31, 2025 and 2026, which accounted for 97.38% and 93.15% of our total revenue respectively. For the six months ended March 31, 2026, revenue generated from product sales decreased by approximately HK$11.32 million or 25.90% to HK$32.38 million (US$4.13 million), as compared to HK$43.70 million for the six months ended March 31, 2025. The decline was mainly due to reduction in sales order volumes from customers during the reporting period.

Revenue generated from the provision of sourcing services accounted for 0.38% and 3.97% of our total revenue for the six months ended March 31, 2025 and 2026, respectively. For the six months ended March 31, 2026, revenue from sourcing services increased by approximately HK$1.21 million or 715.17% to HK$1.38 million (US$0.18 million), as compared to HK$0.17 million for the six months ended March 31, 2025. The increase was primarily attributable to higher customer demand for sourcing services during the reporting period.

Revenue generated from the provision of logistic service contributed to 2.24% and 2.88% of our total revenue for the six months ended March 31, 2025 and 2026, respectively. There was no significant change for the six months ended March 31, 2026.

For the six months ended March 31, 2025 and 2026, our revenues were mainly generated from customers who are fashion houses in various countries. The following table sets forth the breakdown of our revenue based on the location of the customers.

	2025		2026	2026
	HK$	% of total revenue	HK$	US$	% of total revenue
Western Europe	10,201,197	22.73%	23,328,803	2,975,613	67.11%
North America	18,244,158	40.65%	10,467,454	1,335,134	30.11%
Middle East	1,821	0.00%	370,099	47,207	1.06%
Other countries	16,429,346	36.62%	595,028	75,896	1.72%
Total revenue	44,876,522	100.00%	34,761,384	4,433,850	100.00%

Cost of revenue

Our revenues were generated by the sales of products, sourcing service and logistic service. The following table sets forth the breakdown of our cost of revenue by business operation.

	2025		2026	2026
	HK$	% of total revenue	HK$	US$	% of total revenue
Product sales	32,432,188	97.54%	31,582,254	4,028,349	94.99%
Product sales (self-branded)	833	0.00%	-	-	N/A
Sourcing service	118,600	0.36%	967,000	123,342	2.91%
Logistic service	697,000	2.10%	699,000	89,158	2.10%
Total cost of revenue	33,248,621	100.00%	33,248,254	4,240,849	100.00%

Our cost of revenue mainly consisted of purchases from vendors. No significant change for the six months ended March 31, 2026, as compared with six months ended March 31, 2025.

Gross profit

The following table sets forth the breakdown of our gross profit by business operation.

	2025	% of	2026	2026	% of
	HK$	Total	HK$	US$	Total
Product sales	11,266,732	96.89%	798,618	101,864	52.77%
Product sales (self-branded)	1,741	0.01%	-	-	N/A
Sourcing service	50,872	0.44%	414,493	52,869	27.39%
Logistic service	308,556	2.66%	300,019	38,268	19.84%
Gross profit, total	11,627,901	100.00%	1,513,130	193,001	100%

For the six months ended March 31, 2026, our gross profit decreased by approximately HK$10.11 million, or 86.99% to HK$1.51 million (US$0.19 million), as compared to HK$11.63 million for the six months ended March 31, 2025. The decrease was driven by a reduction in sales order volumes from customers.

The following table sets forth the breakdown of our gross profit margin by business operation.

	2025	2026	Change	Change
			by point	By %
Product sales	25.78%	2.47%	-23.31%	-90.43%
Product sales (self-branded)	67.64%	N/A	-67.64%	-100.00%
Sourcing service	30.02%	30.00%	-0.02%	-0.05%
Logistic service	30.69%	30.03%	-0.66%	-2.13%
Gross margin, total	25.91%	4.35%	-21.56%	-83.21%

For the six months ended March 31, 2026, our gross margin decreased to 4.35%, from 25.91% for the six months ended March 31, 2025, representing a decline of 83.21%. The decrease was primarily due to reduced sales order volumes from U.S. customers and additional sample expenses incurred to attract potential customers to secure initial orders, which resulted in a lower gross margin compare to the prior period.

Sales and distribution expenses

Our sales and distribution expenses primarily consist of consultancy fees, sales commission and design fees paid to external consultants. For the six months ended March 31, 2026, sales and distribution expense increased by approximately HK$2.61 million or 4,435.84% to HK$2.66 million (US$0.34 millions), as compared to HK$58,754 for the six months ended March 31, 2025. The increase was mainly attributable to higher spending on long-term image and digital advertising initiatives for corporate branding.

Share-based compensation, marketing

On June 13, 2025, we issued 18,292 ordinary shares at the current market price of US$924.04 per share to certain service providers to settle their agreements for marketing and business development services for their requisite services in a contractual period from June 2025 to May 2026. These share-based service expenses were measured as stock award to these service providers and consultants at the fair value based on the current market price at the date of grant and are recorded as deferred compensation of approximately HK$131.8 million (US$17.0 million) within equity.

For the six months ended March 31, 2026, we recorded share-based compensation expenses of HK$65.92 million (US$8.41 million), compared to HK$nil for the six months ended March 31, 2025.

Personnel and benefits costs

Our personnel and benefits costs mainly represented the salaries, bonus, pension and staff welfare costs. For the six months ended March 31, 2026, our personnel and benefits costs increased by approximately HK$0.48 million or 14.05% to HK$3.88 million (US$0.50 million), as compared to HK$3.41 million for the six months ended March 31, 2025. The increase was mainly due to increase in headcount during the period.

General and administrative expenses

Our general and administrative expenses comprised of the followings:

	2025	% of	2026	2026	% of
	HK$	Total	HK$	US$	Total
Building management fee	270,157	7.07%	270,157	34,459	4.53%
Rental expenses	64,600	1.69%	394,968	50,379	6.62%
Depreciation on plant and equipment	148,469	3.88%	107,071	13,657	1.79%
Amortization on right-of-use assets	1,618,427	42.33%	1,602,153	204,356	26.84%
Insurance	141,117	3.69%	412,349	52,596	6.91%
Legal and professional fee	764,213	19.99%	2,173,633	277,249	36.41%
Transportation	141,660	3.71%	142,899	18,227	2.39%
Travelling expense	33,710	0.88%	53,455	6,818	0.90%
Office supplies	81,217	2.12%	35,744	4,559	0.60%
Others	559,800	14.64%	777,114	99,121	13.01%
Total	3,823,370	100.00%	5,969,543	761,421	100.00%

For the six months ended March 31, 2026, our general and administrative expenses increased by approximately HK$2.15 million or 56.13% to HK$5.97 million (US$0.76 million), as compared to HK$3.82 million for the six months ended March 31, 2025. The increase was mainly due to the increase in (i) amortization on right-of-use assets of HK$1.6 million and (ii) legal and professional expenses of HK$2.2 million.

Income (Loss) from operations

For the six months ended March 31, 2026, our loss from operations increased by approximately HK$81.26 million or 1,872.26% to HK$76.92 million (US$9.81 million), as compared to the income from operations of HK$4.34 million for the six months ended March 31, 2025. The operating loss incurred which was mainly due to (i) decrease in gross profit significantly, (ii) incurred share-based compensation expenses of HK$65.92 million (US$8.41 million), and (iii) increase in legal and professional expenses as explained above.

Other (expenses) incomes

Our other (expenses) income primarily included interest income, interest expense and gain on lease modification. The following sets forth the breakdown of our other expense, net:

	2025	% of	2026	2026	% of
	HK$	Total	HK$	US$	Total
Interest income	766	(0.49)%	435,970	55,608	81.53%
Interest expense	(157,753)	100.49%	(119,483)	(15,240)	(22.35)%
Gain on lease modification	-	N/A	218,223	27,835	40.82%
Total other (expense) income, net	(156,987)	100.00%	534,710	68,203	100.00%

For the six months ended March 31, 2026, our other income increased by HK$0.69 million or 440.61% to HK$0.53 million (US$ 0.07 million) compared to other expenses of HK$0.16 million for the six months ended March 31, 2025. The increase was primarily attributable to higher interest income on fixed deposit and a gain on lease modification.

Income tax expenses

We incurred income tax expenses of approximately HK$0.67 million and HK$nil (US$nil) for the six months ended March 31, 2025 and 2026, respectively. The decrease in income tax expenses for the six months ended March 31, 2026 as no assessable income from operation was incurred during the reporting period.

Net income (loss)

For the six months ended March 31, 2026, our net loss increased by approximately HK$79.90 million or 2,274.83% to HK$76.39 million (US$9.74 million), as compared to a net income of HK$3.51 million for the six months ended March 31, 2025. The decrease is mainly due to (i) decrease in gross profit significantly, (ii) incurred HK$65.92 million (US$8.41 million) share-based compensation expenses, and (iii) increase in legal and professional expenses as explained above.

Liquidity and Capital Resources

As of September 30, 2025 and March 31, 2026, we had cash and bank balances of approximately HK$40.12 million and HK$40.26 million (US$5.13 million), respectively. Our cash and cash equivalents mainly consist of cash at bank.

To date, we have financed our operations primarily from our working capital in our operation. We expect to finance our operations and working capital needs in the near future from part of the net proceeds of the initial public offering and net cash generating through operations.

We believe that our existing cash and cash equivalents, anticipated cash raised from financings, and anticipated cash flow from operations, together with the net proceeds from the initial public offering, will be sufficient to meet our anticipated cash needs for at least the next 12 months from the date of this prospectus. We believe that our existing cash and cash equivalents will be sufficient to support our planned operations for the next 12 months, and that our existing cash and cash equivalents, together with anticipated cash flow from our sales projects, will be sufficient to meet our operating needs for the next 24 months. However, the exact amount of proceeds we use for our operations and expansion plans will depend on the amount of cash generated from our operations and any strategic decisions we may make that could alter our expansion plans and the amount of cash necessary to fund these plans. We may, however, decide to enhance our liquidity position or increase our cash reserve for future investments through additional capital and finance funding. We may need additional cash resources in the future if we experience changes in business conditions or other developments, or if we find and wish to pursue opportunities for investments, acquisitions, capital expenditures or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Our ability to manage our working capital, including receivables and other assets and liabilities and accrued liabilities, may materially affect our financial condition and results of operations. We believe that available cash and bank balances, and the current assets, such as accounts receivable, should enable the Company to meet anticipated cash needs for at least the next 12 months.

Cash Flows

The following table sets forth a summary of our cash flows for the six months ended:

	Six months ended March 31,
	2025	2026	2026
	HK$	HK$	US$
Net cash used in operating activities	(4,515,342)	(4,283,016)	(546,303)
Net cash used in investing activities	-	-	-
Net cash provided by financing activities	780,052	4,415,490	563,200
Net change in cash and cash equivalent	(3,735,290)	132,474	16,897
Cash and cash equivalent, at the beginning of period	12,820,596	40,123,198	5,117,755
Cash and cash equivalent, at the end of period	9,085,306	40,255,672	5,134,652

Operating Activities

Our cash inflow from operating activities was principally receipt of payments from customers while our cash outflow from operating activities was principally purchasing products from suppliers. Our net cash provided by operating activities reflects our net income adjusted for non-cash items, including depreciation on property and plant and non-cash lease expense.

For the six months ended March 31, 2026, we had net cash used in operating activities of approximately HK$4.28 million (US$0.55 million) mainly arising from net loss from our operations of HK$76.39 million (US$9.74 million), adjusted for decrease in accounts receivable of HK$19.01 million (US$2.42 million), decrease in prepayments of HK$1.28 million (US$0.16 million), decrease in deposits and other receivables of HK$0.08 million (US$10,087), decrease in account payable of HK$13.76 million (US$1.76 million), increase in customer deposit of HK$2.77 million (US$0.35 million), decrease in accrued liabilities and other payables of HK$1.10 million (US$0.14 million), decrease in lease liabilities of HK$1.42 million (US$0.18 million) and decrease in income tax payable of HK$2.34 million (US$0.30 million). These amounts were partially offset by adjusted non-cash items consisting of allowance for obsolete inventories of HK$0.05 million (US$6,579), depreciation of plant and equipment of HK$0.11 million (US$13,657), non-cash lease expense of HK$1.72 million (US$0.22 million), gain on lease modification of HK$0.22 million (US$27,835) and share-based compensation for services of HK$65.92 million (US$8.41 million).

For the six months ended March 31, 2025, we had net cash used in operating activities of approximately HK$4.52 million (US$0.58 million) mainly arising from net income from our operations of HK$3.51 million (US$0.45 million), adjusted for increase in accounts receivable of HK$9.88 million (US$1.27 million), increase in deposits, prepayments and other receivables of HK$2.37 million (US$0.30 million), decrease in customer deposit of HK$0.04 million (US$4,901), decrease in accrued liabilities and other payables of HK$0.46 million (US$0.06 million), decrease in lease liabilities of HK$1.84 million (US$0.23 million) and decrease in income tax payable of HK$1.78 million (US$0.23 million). These amounts were partially offset by adjusted non-cash items consisting of allowance for expected credit losses of HK$4,290 (US$551), allowance for obsolete inventories of HK$0.05 million (US$6,630), depreciation of plant and equipment of HK$0.15 million (US$0.02 million), non-cash lease expense of HK$1.76 million (US$0.23 million), decrease in inventories of HK$833 (US$107) and increase in accounts payable of HK$6.39 million (US$0.82).

Investing Activities

No cash used in investing activities incurred for the six months ended March 31, 2025 and 2026, respectively.

Financing Activities

Net cash flows provided by financing activities for the six months ended March 31, 2026 were approximately HK$4.42 million (US$0.56 million), was attributable to HK$4.42 million (US$0.56 million) of proceeds from offerings, net of expenses.

Net cash flows provided by financing activities for the six months ended March 31, 2025 were approximately HK$0.78 million (US$0.10 million), was attributable to prepayment for offering cost of HK$0.85 million (US$0.11 million) and partially offset by the proceeds from share subscription of HK$0.15 million (US$0.02 million) and repayment from related parties of HK$1.48 million (US$0.19 million).

Accounts receivable

As of March 31, 2026, our accounts receivable decreased by approximately HK$19.01 million or 75.82% to HK$6.07 million (US$0.77 million), as compared to HK$25.07 million as of September 30, 2025. The decrease primarily attributable to the reduction in sales order volumes during the period.

The following table sets forth the ageing analysis of our accounts receivable:

	As of
	September 30, 2025	March 31, 2026	March 31, 2026
	HK$	HK$	US$
Current	24,512,733	4,273,523	545,092
1 – 30 days	486,548	718,419	91,635
31 – 60 days	71,882	1,019,227	130,003
61 – 90 days	-	16,395	2,091
Over 90 days	-	35,757	4,562
	25,071,163	6,063,321	773,383
Less: allowance of estimated credit losses	-	-	-
Total accounts receivable	25,071,163	6,063,321	773,383

We generally conduct our business with creditworthy third parties, with credit terms ranging from 30 to 90 days to our customers in the ordinary course of business. We determine, on a continuing basis, the probable losses and an allowance for estimated credit losses, based on several factors including internal risk ratings, customer credit quality, payment history, historical bad debt/write-off experience and forecasted economic and market conditions. Accounts receivables are written off after exhaustive collection efforts occur and the receivable is deemed uncollectible. In addition, receivable balances are monitored on an ongoing basis and its exposure to bad debts is not significant.

For the six months ended March 31, 2025 and 2026, we recognized an allowance for expected credit losses of HK$4,290 and HK$nil (US$nil), respectively.

As of the date of this report, we collected 96.9% of accounts receivable balance that were outstanding as of March 31, 2026.

The following table sets forth the turnover analysis (by days) of our accounts receivable:

	As of
	September 30, 2025	March 31, 2026	March 31, 2026
	HK$	HK$	US$
Average balance of accounts receivable	18,344,814	15,567,242	2,000,957
Revenue during the period	106,909,244	34,761,384	4,468,102
Accounts receivable turnover (days)	63	82	82

Our accounts receivable turnover days increased from 63 days as of September 30, 2025 to 82 days as of March 31, 2026.

Material Cash Requirements

Our cash requirements consist primarily of day-to-day operating expenses, capital expenditures and contractual obligations with respect to banking facilities and other operating leases. We lease all our office facilities. We expect to make future payments on existing leases from cash generated from operations. We have limited credit available from our major vendors and are obligated to settle the purchase invoices and repay the contractual bank loans in a punctual manner, which further constrains our cash liquidity.

We believe that we have sufficient working capital for our requirements for at least the next 12 months from the date of this prospectus, absent unforeseen circumstances, taking into account the financial resources presently available to us, including cash and cash equivalents on hand, cash flows from our operations and the estimated net proceeds from fund raising.

Capital Expenditures

We plan to fund our future capital expenditures with our existing cash balance and proceeds from this Offering. We will continue to make capital expenditures to meet the expected growth of our business, including for office equipment and leasehold improvements.

Contractual Obligations

We have entered into commercial operating lease agreements with various third parties for the use of offices in Hong Kong.

Trend Information

The following list sets forth, in our view, the most important trends, uncertainties, and events that are reasonably likely to continue to have a material effect on our net revenue, income from operations, profitability, liquidity, and capital resources, or that may cause reported financial information to be not necessarily indicative of future operating results or financial condition.

Off-Balance Sheet Arrangements

As of March 31, 2026, we have not entered into any material off-balance sheet transactions or arrangements.

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholders’ equity, or that are not reflected in our combined financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an uncombined entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in an uncombined entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Concentration of credit risk

Financial instruments that potentially expose us to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. We place our cash and cash equivalents with financial institutions with high credit ratings and quality.

We conduct credit evaluations of customers and generally do not require collateral or other security from our customers. We establish an allowance for estimated credit losses primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

Concentration risk in major customers

For the six months ended March 31, 2025 and 2026, the individual customer who accounted for 10% or more of the Company’s revenues and its outstanding receivable balances at period-end dates, are presented as follows:

	Six months ended March 31,		As of March 31, 2026
Customer	2025	2026	Accounts receivable
			HK$
Customer A	35.87%	0.00%	$-
Customer B	35.19%	9.72%	198,777
Customer C	13.55%	14.51%	2,884,810
Customer D	2.22%	51.63%	$2,048,211

Concentration risk in major vendors

For the six months ended March 31, 2025 and 2026, the individual vendor who accounted for 10% or more of the Company’s purchases and its outstanding payable balances at period-end dates, are presented as follows

	Six months ended March 31,		As of March 31, 2026
Vendor	2025	2026	Accounts payable
			HK$
Vendor A	46.03%	5.23%	$-
Vendor B	17.25%	26.30%	3,997,224
Vendor C	12.95%	0.28%	-
Vendor D	0.00%	55.92%	$934,210

All of our Company’s major vendors are located in the PRC and Hong Kong.

Liquidity risk

Our policy is to regularly monitor our liquidity requirements and our compliance with lending covenants, to ensure that we maintain sufficient reserves of cash and adequate committed lines of funding from major financial institutions to meet its liquidity requirements in the short and long term.

Foreign currency risk

Our foreign currency exposure gives rise to market risks associated with exchange rate movements against the US dollar. As of March 31, 2026, we did not hold or issue any derivative for trading purposes or to hedge against fluctuations in foreign exchange rates. We mitigated this risk by conducting sales and purchases transactions in the same currency. Doing so helped to reduce, but has not eliminated, the impact of foreign currency exchange rate movements. As of March 31, 2026, we had no outstanding forward exchange or foreign currency option contracts.

We currently do not have a foreign currency hedging policy. Our management monitors foreign exchange exposure and will consider hedging significant foreign exchange exposure should the need arise.

Economic and political risk

Our major operations are conducted in Hong Kong. Accordingly, the political, economic, and legal environments in Hong Kong and the general state of Hong Kong’s economy may influence our business, financial condition, and results of operations.